Corporate Headquarters
40W267 Keslinger Road
PO Box 393
LaFox, IL 60147-0393
USA
Phone: (630) 208-2200
March 12, 2009	Fax: (630) 208-2550

BY EDGAR AND FEDERAL EXPRESS

Mr. Eric Atallah, Reviewing Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Richardson Electronics, Ltd.
Form 10K for the Year Ended May 31, 2008
Filed July 31, 2008
File No. 000-12906

Dear Mr. Atallah:

On behalf of Richardson Electronics, Ltd. (the “Company”, “we”, “our”), we enclose for your review our responses to comments 1 through 8 contained in the Staff’s letter dated February 26, 2009 (the “Letter”), relating to the Company’s Form 10-K for the fiscal year ended May 31, 2008 (“2008 Form 10-K”). For convenience of reference, the text of the comments in the Staff’s letter have been reproduced.

Item 8.	Financial Statements and Supplementary Data, page 36

Note 1. Significant Accounting Policies, page 41

Revenue Recognition, page 45

1.	We see your current revenue recognition disclosures that you recognize revenue upon product shipment and transfer of title. Please tell us and revise future filings to provide more specific revenue recognition policies, for example, if the policies vary by product please provide revenue recognition policies that are product specific. The policies should also address the extent of any customer acceptance or other post shipment obligations and how these impact revenue recognition. In addition, provide details of whether the revenue arrangements have multiple deliverables and the impact of EITF 00-21.

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Mr. Eric Atallah

United States Securities and Exchange Commission

March 12, 2009

Response:

Approximately 97% of our sales during our fiscal year 2008 represented sales where we acted as a distributor on behalf of our suppliers. We do not have revenue recognition policies that are product specific and product sales are recognized only upon the completion of the following:

•	Delivery and acceptance of product by our customer;

•	Title and risk of loss passes to our customer;

•	All of our obligations to our customer have been completed; and

•	The collectibility of the receivable from our customer is reasonably assured.

EITF 00-21, Revenue Arrangements with Multiple Deliverables, addresses the proper determination of whether an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to any separate units of accounting identified in the arrangement.

If it has been determined that a multiple-element arrangement should be analyzed under EITF 00-21, revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangements meet all of the following criteria:

1.	The delivered item has value to the customer on a stand-alone basis.

2.	There is objective and reliable evidence of the fair value of the undelivered item.

3.	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered items is considered probable and substantially in the control of the vendor.

Under EITF 00-21, if it is determined that an arrangement does not meet all of these criteria, the deliverables in an arrangement do not meet the separation criteria and, therefore, must be treated as one unit of accounting for purposes of revenue recognition. Generally, the revenue recognition guidance applicable to the final deliverable to be delivered should be followed for the combined unit of accounting. However, in cases in which another item is clearly the predominant deliverable in the arrangement, it may be appropriate to apply the revenue recognition guidance applicable to the predominant item to the combined unit of accounting.

In a limited number of cases, we provide and bill our customers with non-product related services such as testing, calibration, non-recurring engineering, tooling, and

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Mr. Eric Atallah

United States Securities and Exchange Commission

March 12, 2009

installation services. These services represent approximately 0.22% of our revenue for fiscal year 2008. Although we have multiple deliverables in limited circumstances that meet the requirements under EITF 00-21, in every instance where we do have multiple deliverables, the predominant deliverable in the arrangement is always the product sold. Therefore, under the guidance of EITF 00-21, we believe it is appropriate to apply the revenue recognition criteria associated with the predominant item.

With future filings, we will clarify our revenue recognition policies as well as any potential impacts under EITF 00-21.

Item 11.	Executive Compensation, page 73

2.	Your disclosure on page 17 of your proxy statement indicates that your Chief Human Resources Officer “does not analyze executive compensation at any group of peer companies….” Yet, disclosure elsewhere indicates that compensation decisions involve assessments of “external competitiveness” and that adjustments are made based on evaluations of compensation paid at companies with whom you compete. See page 22, for example. Consequently, it appears that you utilize some form of benchmarking for purposes of making executive compensation decisions. Please clarify the extent to which compensation decisions are derived from a comparison to peer companies or otherwise describe your methodologies for utilizing comparative information when implementing your compensation policies or making specific compensation awards. To the extent specific elements of compensation are tied to a benchmark, discuss where actual payments and awards fall within this targeted range, and to the extent that actual compensation was outside of this range, an explanation of the reasons for this. Refer to item 402(b)(2)(xiv) of Regulation S-K.

Response:

As disclosed on page 16 of our proxy statement, one of the fundamental objectives of our compensation program is that total compensation be “externally competitive”. To achieve this objective, from time to time we obtain data to compare our executive compensation against executive compensation at other companies. In fiscal years when we do not obtain such data, each of the Chief Executive Officer and the Compensation Committee relies on the opinion of management, particularly the Chief Human Resources Officer, regarding his opinion of competitive compensation and general market trends in executive compensation.

Generally, the Chief Executive Officer and the Compensation Committee seek advice from the Chief Human Resources Officer as to whether the market for executive compensation has changed significantly since the last time the Company obtained benchmarking data. If the

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Mr. Eric Atallah

United States Securities and Exchange Commission

March 12, 2009

market has changed significantly, then the Chief Human Resources Officer commissions a study of executive compensation at certain comparable companies for purposes of evaluating our compensation arrangements. If the market has not changed significantly, then the Chief Human Resources Officer considers whether proposed compensation decisions are generally competitive with market trends. As disclosed on page 17 of our proxy statement, our Chief Human Resources Officer’s opinion of competitive compensation and market trends is based on his personal knowledge and publicly available information. As further disclosed in our proxy statement, the Chief Human Resources Officer does not independently analyze executive compensation at any group of peer companies or prepare a written report setting forth his opinion of competitive compensation.

Consistent with this approach, in our 2007 fiscal year we purchased a broad-based third-party survey of executive compensation at other companies in the electrical equipment, electronics, telecommunications equipment and related industries, as disclosed in our proxy statement for such year. We used this data to ensure that our executive compensation continued to be externally competitive. In our 2008 fiscal year, however, our Chief Human Resources Officer did not believe that there were significant changes in the general market for executive compensation from the prior year and thus additional benchmarking data was not necessary. Accordingly, our Chief Executive Officer and Compensation Committee merely sought our Chief Human Resources Officer’s opinion as to whether our compensation determinations for our 2008 fiscal year were externally competitive.

With our future proxy statements, we will clarify when and the extent to which compensation decisions are derived from benchmarking to peer companies and when and the extent to which we rely on the opinions of management regarding competitive compensation. Additionally, in those years when we engage in benchmarking we will provide the disclosure required by Item 402(b)(2)(xiv) of Regulation S-K, including an explanation of the reasons why actual payments and awards fall within or outside of the targeted range.

3.	Please understand that discussion of the various items of corporate and individual performance that were considered by the Compensation Committee must be accompanied by a complete qualitative and quantitative discussion of how the Committee determined to award each specific form and level of compensation in 2007. For example, on page 22, we note minimal, if any, discussion and analysis as to how the annual stock option grants under the Incentive Compensation Plan were determined. For each named executive officer state the factors that were considered in deriving the payouts awarded for each component of compensation and provide substantive analysis and insight into how your Stock Option Committee made its stock option grant determinations with respect to each named executive officer.

www.rell.com

Mr. Eric Atallah

United States Securities and Exchange Commission

March 12, 2009

Response:

We acknowledge the Staff’s comment and in future filings we will include additional qualitative and quantitative discussion of how our Compensation and Stock Option Committees determine each specific form and level of compensation. Below we have provided a further explanation of how the Compensation Committee made its compensation decisions in fiscal 2008 for each of the main elements of our compensation.

In addition to the disclosure provided in our proxy statement, in our 2008 fiscal year the Compensation Committee considered the written annual performance evaluations prepared by the Chief Executive Officer for each of our named executive officers in setting their level of base compensation. The Chief Executive Officer’s evaluations provided his assessment of the named executive officers’ personal performance with respect to corporate cost-cutting initiatives, the financial metrics included in the Company’s annual cash bonus plan (as described on pages 19-22 of our proxy statement) and other factors. In future filings we will provide a complete discussion of how the Chief Executive Officer’s evaluations affected the Compensation Committee’s determination to set each named executive officer’s level of base compensation.

With respect to annual cash bonus compensation, we provided detailed qualitative and quantitative disclosures on pages 19-22 of our proxy statement, including a table on page 21 showing incentive targets and actual performance achievement versus each target. In future filings we intend to continue to provide this level of detailed disclosure and also to provide further information regarding how the character and weighting of the various components of our cash bonus opportunities contribute to the achievement of our compensation objectives.

With respect to awards of equity-based compensation, in fiscal 2008 and other recent fiscal years we awarded annual grants of options to purchase common stock from a pool of common stock allocated among certain of our employees, including the named executive officers, based on a set allocation for the employee’s position with the Company. Although the Chief Executive Officer and the Stock Option Committee retain the discretion to modify awards from the set allocations, they did not do so in 2008 with respect to the named executive officers, and each of the named executive officers received the number of stock options that had been allocated for his or her position with the Company.

4.	We note your inclusion of the disclosure under the caption “Compensation for Non-employee Directors in Fiscal 2008” on page 23 of your definitive proxy statement. Please note that the information concerning director compensation is outside the scope of the Compensation Discussion and Analysis section, which relates only to named executive officers. Refer to Item 402(b) of Regulations S-K. In future filings, please relocate this disclosure to another appropriate section of your document.

www.rell.com

Mr. Eric Atallah

United States Securities and Exchange Commission

March 12, 2009

Response:

With our future proxy statements, we will relocate the disclosure regarding compensation of non-employee directors to a more appropriate section.

Item 13.	Certain Relationships and Related Transactions…, page 73

5.	We note your disclosure on page 13 of the proxy statement you have incorporated by reference that related party transactions must be reviewed and approved by the board of directors prior to your entering into such transactions. Please tell us, and in future filings disclose, the standards your board applies in reviewing and approving related party transactions. Refer to Item 404(b)(1) of Regulation S-K.

Response:

Pursuant to our Code of Conduct, related party transactions involving directors, executive officers or other principal financial officers of the Company must be reviewed and approved by our Board of Directors prior to the Company entering into such transactions. Our Code of Conduct generally describes a prohibited related party transaction as one that would adversely influence an employee or director in the performance of his or her duties to the Company or one that is inconsistent with or opposed to the best interests of the Company. The Code of Conduct contains many standards and examples of potentially prohibited related party transactions, but the Code of Conduct cautions that these standards and examples are only guidelines, and the Board of Directors retains the discretion to determine whether each potential transaction is consistent with the standards described in the Code of Conduct.

Other than the broad standards outlined in the Code of Conduct, we do not have written standards for reviewing and evaluating potential related party transactions. However, directors may consider any factors that they deem consistent with their fiduciary duties to shareholders.

With our future proxy statements, we will provide additional disclosure on the standards applied by our Board of Directors when evaluating potential transactions with related parties.

Exhibit 99.1

6.	We note that you discuss a non-GAAP measure entitled net income from continuing operations excluding the goodwill impairment charge within your discussion of fiscal 2008 results. Please revise your future filings to provide the disclosures required by Item 100 (a) of Regulation G related to this non-GAAP measure.

www.rell.com

Mr. Eric Atallah

United States Securities and Exchange Commission

March 12, 2009

Response:

Item 100 (a) of Regulation G requires that when a registrant publicly discloses material information that includes a non-GAAP financial measure, the registrant must accompany that non-GAAP financial measure with:

1.	A presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP; and

2.	A reconciliation which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP.

With future filings, we will include all the disclosure required by Item 100 (a) of Regulation G if non-GAAP financial measurements are disclosed.

7.	In addition, Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are included in a filing with the Commission the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with the Generally Accepted Accounting Principles (GAAP). The discussion of gross margin under “Financial Highlights – Twelve Months Ended May 31, 2008” focuses on the non-GAAP measures and does not include a discussion of the GAAP measures with equal or greater prominence. Please revise future filings as necessary.

Response:

With future filings, we will include all of the disclosure required by Item 10(e)(1)(i) of Regulation S-K if non-GAAP financial measurements are disclosed.

www.rell.com

Mr. Eric Atallah

United States Securities and Exchange Commission

March 12, 2009

General

8.	Please revise future filings to provide Exhibit 12, the computation of your ratio of earnings to fixed charges, or tell us why you are not required to provide this exhibit. Refer to Item 601 of Regulation S-K.

Response:

With future filings, we will assess our need to provide Exhibit 12, the computation of our ratio of earnings to fixed charges, as referenced in Item 601 of Regulation S-K. For our fiscal year 2009, the requirements of smaller reporting companies apply to us as defined in Item 10(f) of Regulation S-K. The disclosure requirements for Exhibit 12 are prescribed in Item 503(d) of Regulation S-K. According to Item 503(e) of Regulation S-K, a registrant that qualifies as a smaller reporting company is not required to file Exhibit 12.

* * * * *

In connection with this submission, we hereby acknowledge that the Company is responsible for the adequacy and accuracy of this disclosure in its filings, and we further acknowledge that Staff comments and proposed changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings. We also represent that Staff comments may not be asserted as a defense in any proceeding by the Commission or any person under the federal securities laws of the United States.

We believe the responses above fully address the comments in the Letter. Please call me at (630) 208-2208 if you have questions regarding the above responses or the proposed disclosure that we intend to include in our future filings.

www.rell.com

Mr. Eric Atallah

United States Securities and Exchange Commission

March 12, 2009

Sincerely,

/s/ Kathleen S. Dvorak
Kathleen S. Dvorak
Executive Vice President,
Chief Financial Officer and Chief Strategy Officer

Date: March 12, 2009

cc:	Edward J. Richardson
John Peterson
James Dudek
James Doyle
Kyle Badger

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